UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **December 22, 2009**

REDWOOD MORTGAGE INVESTORS VIII
(Exact Name of Registrant as Specified in Charter)

California	**000-27816**	**94-3158788**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

900 Veterans Blvd., Suite 500
Redwood City, California 94063
(Address of Principal Executive Offices and Zip Code)

(650) 365-5341
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

Redwood Mortgage Investors VIII (the "Partnership") entered into a Forbearance Agreement with Union Bank, N.A., as lender and as agent (the "Agent") for the other lenders party thereto (collectively, the "Lenders"), with respect to that certain Fifth Amended and Restated Loan Agreement, dated as of September 23, 2008, between the Partnership and the Lenders (as amended, the "Loan Agreement"), pursuant to which the Lenders agreed to extend to the Partnership a revolving credit facility of up to $85,000,000. As of December 1, 2009, the outstanding principal balance of the revolving loan was $81,500,000.

Pursuant to the Forbearance Agreement, the Lenders agreed to, among other things, forbear from exercising its rights and remedies arising out of the Partnership's default under the Loan Agreement in failing to comply with the profitability financial covenant for the third quarter, 2009.

Under the Forbearance Agreement, the Partnership agreed, among other things, to pay a forbearance fee of $148,000, repay $1,500,000 of the outstanding principal balance of the revolving loan in order to permanently reduce the revolving loan commitment to $80,000,000, and deliver to the Agent cash flow forecasts.

Among other modifications to the Loan Agreement, pursuant to the Forbearance Agreement, (i) the revolving loan commitment and maximum revolving loan amount will be permanently reduced to $80,000,000 and further amortization of the loan is subject to the Lender's review of the Partnership's cash flow statements, (ii) during the forbearance period, the revolving nature of the credit facility will be suspended and the Partnership will not be permitted to borrow additional funds under the Loan Agreement, (iii) during the forbearance period, the Partnership will assign all of its unassigned notes receivable secured by mortgages to the Agent, for the Lenders, as additional collateral, and (iv) subject to the Lenders' review of the Partnership's cash flow, the Partnership may be allowed to finance or refinance its real properties only if the new debt meets certain specified conditions. In addition, under the Forbearance Agreement, as of October 1, 2009, the revolving loan will bear interest at the default rate or the Prime Rate plus 1.50%.

The forbearance period is effective until January 20, 2010, subject to earlier termination upon (i) the occurrence of any additional event of default under the Loan Agreement (other than the existing event of default specified in the Forbearance Agreement) or the occurrence of any breach of covenant or default under the Forbearance Agreement, or (ii) certain other events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 22, 2009 **REDWOOD MORTGAGE INVESTORS VIII**

By: /S/ Michael R. Burwell
        Michael R. Burwell, General Partner

By: Gymno Corporation, General Partner

        By: /S/ Michael R. Burwell
                Michael R. Burwell, President,
                Secretary/Treasurer & Chief Financial Officer

By: Redwood Mortgage Corp., General Partner

        By: /S/ Michael R. Burwell
                Michael R. Burwell,
                President, Secretary/Treasurer